Exhibit 99.1

Golden Star Resources Reports First Quarter 2020 Results

TORONTO, May 6, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the first quarter ended March 31, 2020.

Q1 2020 Highlights:

  There have been no confirmed COVID-19 cases across our workforce and the operations have continued. Proactive management controls have been implemented to mitigate the potential risk posed by COVID-19 to our employees, host communities and operations.
  Q1 2020 production totaled 50.0 thousand ounces ("koz"), compared to 53.3koz in Q1 2019.
  Wassa produced 40.3koz with the underground mining rate averaging 4,320 tonnes per day ("tpd") of ore.
  Prestea produced 9.6koz as development aimed at bringing in a second mining level later in the year progressed.
  The final Q1 2020 gold shipment was delayed due to changes in commercial flight schedules related to COVID-19, resulting in a 4.3koz increase of doré on hand at the end of the quarter. The shipment and sale was completed at the beginning of April 2020.
  The All-In Sustaining Cost per ounce sold ("AISC") was $1,201 per ounce ("/oz"), or $1,165 per ounce produced.
  Q1 2020 cash flow from operations totaled $13.4 million ("m") (before working capital changes).
  Cash of $41.9m at March 31, 2020 and debt of $107.3m for net debt of $65.4m. Adjusted for the delayed shipment cash was $48.1m with net debt of $59.2m.
  As announced in the mineral resource and reserve update (March 27, 2020), the Wassa underground delivered significant mineral resource growth with measured and indicated mineral resources increasing 18%, or 306koz to 2.03 million ounces ("Moz") and the inferred mineral resources increasing 19% (or 1.15Moz) to 7.1Moz.

Table 1 - Q1 2020 PERFORMANCE SUMMARY:

		Q1 2020	Q1 2019	YoY % change	Q4 2019	QoQ % change
Production and cost highlights
Production - Wassa	koz	40.3	42.9	(6)%	41.3	(2)%
Production - Prestea	koz	9.6	10.4	(8)%	11.3	(15)%
Total gold produced	koz	50.0	53.3	(6)%	52.7	(5)%
Total gold sold	koz	45.6	53.5	(15)%	53.4	(15)%
Average realized gold price	$/oz	1,477	1,257	18%	1,410	5%

Cash operating cost per ounce - Wassa[1]	$/oz	632	552	14%	615	3%
Cash operating cost per ounce - Prestea[1]	$/oz	1,778	1,463	21%	1,616	10%
Cash operating cost per ounce - Consolidated[1]	$/oz	860	731	18%	831	3%
All-In Sustaining cost per ounce - Wassa[1]	$/oz	941	760	24%	959	(2)%
All-In Sustaining cost per ounce - Prestea[1]	$/oz	2,248	1,865	21%	2,202	2%
All-In Sustaining cost per ounce - Consolidated[1]	$/oz	1,201	976	23%	1,227	(2)%
Financial highlights
Gold revenues	$m	67.4	67.3	—	66.1	2%
Adj. EBITDA	$m	17.2	18.5	(7)%	16.2	6%
Adj. income/(loss)/share attributable to Golden Star shareholders - basic[1]	$/share	(0.01)	0.02	(150)%	(0.03)	(67)%

Cash provided by operations before working capital changes	$m	13.4	14.9	(10)%	9.4	43%
Changes in working capital	$m	(9.8)	(15.5)	37%	3.7	(365)%
Cash outflow from investing activities	$m	(15.1)	(11.3)	(5)%	(25.1)	(40)%
Free cash flow	$m	(11.6)	(11.9)	(3)%	(12.0)	(3)%

Cash	$m	41.9	81.9	(49)%	53.4	(22)%
Net Debt	$m	65.4	17.4	276%	53.4	22%

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"At any time, the number one priority for us as a company is the overall health, safety and wellbeing of our employees and host communities.  The COVID-19 pandemic has brought this sharply into focus and it has been enormously gratifying to see the level of dedication and collaboration between our employees, our host communities and the Government of Ghana in focussing on this priority and at the same time enabling mining operations to continue as an important contributor to the local and national economies. I would like to thank the Golden Star team across our two operations and in the corporate offices for their diligent work in ensuring that production is sustained through the implementation of controls intended to protect our people and host communities, alongside careful management of the supply chain and sales channels.

Given the unprecedented nature of the pandemic, it is pleasing to see the operations deliver a first quarter production and cost performance that is in line with our expectations, leaving us on track to deliver on our guidance for 2020. Wassa continues to deliver impressive volume growth and our focus remains on accelerating development and definition drilling to deliver improved operational flexibility and consistency. We also expect an improvement in the grade profile as we go through the year, and this is already being demonstrated in the current quarter.

We were saddened by the tragic accident at Prestea in March that resulted in the fatality of a colleague. Following a thorough investigation of the accident we are implementing corrective actions to prevent similar incidents from occurring again. We are also reinforcing our wider health and safety policies to continue our commitment to building an engaged, safety focused culture.

We continued to invest in developing the new mining method and mining area at Prestea as well as optimizing the existing Alimak mining areas during Q1 2020. Performance remains challenging with a lack of flexibility of the Alimak stoping area on the current 24 Level, with the new 17 Level long hole open stoping ("LHOS") production due to come online in H2 2020. The 17 Level Decline development is progressing with ore drives now in development, setting up of infrastructure such as ventilation and maintenance workshop, as well as a comprehensive operational readiness plan for the new mining method. Some of the new fleet for this area has already arrived at site, while other equipment is likely to see a small delay given the current dislocation in global logistics.

Our cash position reduced by $11.5m in the quarter due to a $9.8m cash outflow to working capital, $0.9m of non-recurring general and administrative expense relating to the transition of the corporate office to London, United Kingdom and $0.6m of non-recurring other expenditure. As such, on an underlying basis the business was near cash break-even in Q1 2020, a period where we continued to invest heavily in the longer term future of our operations. As the grades improve at Wassa and the optimization of Prestea performance progresses through the year, we expect to see improved cash generation in the business."

First Quarter 2020 Conference Call Details

The Company will conduct a conference call and webcast on Thursday, May 7, 2020 at 09.30 am ET.
Toll Free (North America): +1 833 231 8263
Toronto Local and International: +1 647 689 4108
Toll Free (UK): 0800 051 7107
Conference ID: 7655568

Webcast: https://event.on24.com/wcc/r/2161486/C9E0DE3F3C309757FB36D3724F57ACEF and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

KEY EVENTS - Q1 2020

COVID-19 pandemic

  Safety - Golden Star continues to take a leadership position and proactively manage risks associated with COVID-19 in Ghana. As a major employer and therefore catalyst for rural economic stimulus in our host communities, we share the dual responsibility of knowing that our continued operations are also critical to the health and well-being of our workforce and the thousands of people that they support both directly and indirectly. In cognizance of these over-lapping responsibilities, our COVID-19 management is highly prevention focused and proactive - to date there have been no confirmed COVID-19 cases amongst our workforce. More information on our COVID-19 management controls can be found at www.gsr.com/responsibility/COVID-19
  Cash conservation - To mitigate the risk of an escalation of the pandemic impacting on our balance sheet, non-essential spending (such as exploration and spend on non-critical spares) has been deferred until such time that the risk level is reduced, and we are pursuing other cost improvement initiatives. All operational and sustaining capital expenditure that is required to meet budgeted production levels continues.
  Supply chain - Supply chains for the key consumables, including cyanide, lime, grinding media, fuel and lubricants, remain intact and are routinely monitored. Alternative suppliers have been identified for essential supply chains, and additional medical and pharmaceutical supplies and facilities have been secured. Lead times on certain equipment, such as some of the new fleet for 17 Level at Prestea, have increased and we are factoring this into our planning.
  Gold sales - The reduced number of commercial flights resulting from the pandemic posed a risk to the Company's ability to transport doré to refining facilities in South Africa. Alternative logistics arrangements have been made and exports have been able to continue through Q1 2020 and thereafter, albeit with some additional cost and delay in sales.
  Executive Committee and Board remuneration - The Executive Committee and the Board of Directors ("the Board") have elected to implement a 25% deferral on their salaries and fees, respectively, as part of the Company's pandemic management response plan with the intention to preserve cash, together with a deferral of any bonus payments due to the members of the Executive Committee relating to 2019.  This will remain under review until such time as the pandemic management response plan can be de-escalated.
  So far, our proactive response has minimized the impact of COVID-19 on our operating performance but there is no assurance this will continue to be the case and as a result we have also implemented detailed contingency planning to preserve value in the business in the event the operating environment deteriorates.

Wassa mining rates and grades

  Wassa continued to deliver higher than budgeted mining rates in Q1 2020 while maintaining low per tonne unit costs. Mining rates exceeded 4,320tpd through Q1 2020, which offset the impact of mining in lower grade areas. The mining rate is expected to continue to exceed 4,000tpd for the remainder of 2020 and the grade is expected to improve during Q2 2020. We have also taken the decision to selectively process some of our low grade stockpiles in the current gold price environment by utilizing latent capacity in our process plant. While this will not make a material difference to overall performance it will contribute additional cash flow which is valuable during the current uncertain environment.

Prestea optimization

  The current Alimak mining areas on 24 Level are being optimized to improve orebody definition, reduce stope cycle time, and reduce dilution. We expect Alimak performance to improve later in 2020 once the first fully optimized stopes (S16, S19 and N1) come into production. Development has commenced on 17 Level for the introduction of LHOS and ore drives are now starting to be developed. The changes being made during 2020 aim to improve operational flexibility and should result in an improved mining rate in excess of 500tpd on a consistent basis. While the new Alimak stopes are being developed, the Company is reliant on a limited number of stopes, therefore any operational issues in these stopes can have a significant impact on ore availability, as was seen in Q1 2020.

Fatality at Prestea

  We were deeply saddened to report a fatal incident at our Prestea underground operation in March. We continue to provide support to the family and friends of Francis Enyimah in the wake of this terrible incident. Corrective actions based on a detailed investigation are being implemented and aim to prevent similar incidents from occurring in the future. These policies and procedures are being implemented in conjunction with the Inspectorate Division of the Minerals Commission of Ghana.

Sustainability

  We released our Policy on Inclusion and Diversity in March to mark International Women's Day and the 25th anniversary of the adoption of the Beijing Declaration and Platform for Action (1995), which is considered the most progressive blueprint for advancing women's rights. The Policy was developed through engagement with employees and the specialist human resources and community affairs teams and has been ratified by the Board and endorsed by the Executive Committee.

Updated mineral reserve and resource estimates

  The proven mineral reserve at Wassa increased by 87% to 228koz due to increased definition and infill drilling, which resulted in more than 12 months of mineral reserves being available in the highest confidence reserve category supporting production in 2020 and 2021. The probable mineral reserve is 661koz for a total proven and probable mineral reserve of 889koz at 3.7g/t.
  The group measured and indicated mineral resources increased by 5% to 4.5Moz of gold. The total inferred mineral resource increased by 13% to 8Moz. This growth was led by Wassa Underground which delivered a 306koz increase in the measured and indicated resources to total 2.03Moz and a 1.15Moz increase in the inferred resource which now totals 7.1Moz.

RECENT EVENTS - Post Q1 2020 period end

Class action

  A federal securities class action complaint was filed against the Company in April 2020 before the US District Court in the State of California, USA, on behalf of persons or entities that purchased or otherwise acquired the Company's common stock on the New York Stock Exchange from February 20, 2019 through July 30, 2019 inclusive. The complaint alleges that the Company published false and misleading statements to artificially inflate the price of its common shares, thus violating the US Securities Exchange Act of 1934.
  The Company believes that these allegations are entirely without merit and intends to vigorously defend the claim.

2020 PRODUCTION, COST AND CAPITAL EXPENDITURE GUIDANCE UNCHANGED

With the progress made in our operations during Q1 2020, the full year 2020 production guidance of 195-210koz and AISC1 guidance of $1,080-1,180/oz remain unchanged. Our priority remains the delivery of a range of operational initiatives aimed at improving the consistency of the operations and visibility of their longer-term potential.

Table 2 - 2020 Outlook: (as announced on January 22, 2020)

Asset	Gold Production (koz)	Cash Operating Cost[1] ($/oz)	AISC[1] ($/oz)	Sustaining Capital[2] ($ millions)	Development Capital[2] ($ millions)	Total Capital Expenditures ($ millions)

Wassa Complex	155-165	620-660	930-990	23-25	19-21	42-46

Prestea Complex	40-45	1,400-1,550	1,650-1,850	6.5-7.5	2.5-3	9-10.5

Capitalized exploration	-	-	-	-	3.5	3.5

Consolidated	195-210	790-850	1,080-1,180	29.5-32.5	25-27.5	55-60
Notes:
1.	See "Non-GAAP Financial Measures".
2.	Development capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects will materially increase production. All other costs relating to existing operations are considered sustaining capital.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS - Q1 2020

Group production from the two operations was 50.0koz in Q1 2020, 3.3koz (6%) lower than the 53.3koz in Q1 2019. Wassa produced 40.3koz of this and Prestea produced 9.6koz. On a consolidated basis, the ore grade processed was 18% lower than in Q1 2019 which was in part offset by an increase of 14% in tonnes processed.

Total gold sold amounted to 45.6koz for Q1 2020, 4.3koz lower than production in Q1 2019 and 7.8koz (15%) lower than gold sales in Q1 2019. The difference between production and sales in Q1 2020 was due to the rescheduling of the final Q1 2020 gold doré shipment as a consequence of COVID-19 - the last shipment of the quarter was successfully completed in the first week of April, 2020. The subsequent shipments have continued without interruption, despite COVID-19 related challenges.

The Q1 2020 AISC of $1,201/oz reflects an increase of 23% compared to the Q1 2019 AISC of $976/oz and a 4% increase on the AISC reported for the full year in 2019 of $1,159/oz. Cash operating costs per ounce of $860 reflect an 18% increase on Q1 2019 of $731 per ounce which was due to:

  Lower volume production base
  Increased mine operating cost base as a result of higher mining and processing volumes
  Inflationary pressure on labour and overhead cost

Furthermore, non-recurring corporate general and administrative expenses incurred as part of the relocation of the corporate office team from Toronto to London of $0.9m or $20/oz and the impact of the completion of the deferred shipment as reflected in the lower sales base had a further adverse impact on AISC. AISC calculated on the basis of gold ounces produced amounted to $1,165/oz for Q1 2020 compared to $975/oz in Q1 2019 and $1,163/oz for the full year 2019.

Wassa Operational Overview
Gold production from Wassa was 40.3koz in Q1 2020, a 6% decrease from the 42.9koz produced during the same period in 2019. The decrease is predominantly attributable to the average feed grade of 2.83g/t compared to 3.91g/t in Q1 2019. Throughput was increased to 438,725 tonnes in Q1 2020, 20% higher than the 366,790 tonnes achieved in Q1 2019. This comprised of 419,373 tonnes from the underground, compared to 326,747 tonnes in the same period in 2019. The Wassa Underground mining rates have therefore increased to an average of 4,320 tpd in Q1 2020, 19% higher than the 3,630 tpd achieved in the same period in 2019.

Recovery
Recovery from the Wassa processing plant remained robust at 95.0% in Q1 2020, despite the 28% reduction in the processed ore grade. The year-on-year change in the recovery being limited to 1% demonstrates the low level of sensitivity to grade at the operation.

Wassa Underground
Wassa Underground produced 39.9koz of gold (or approximately 99% of Wassa's total production) in the first quarter of 2020, compared to 42.1koz in the same period in 2019 (or approximately 98% of Wassa's total production). This 5% decrease in production was primarily due to a lower underground grade of 2.93g/t compared to 4.31g/t in Q1 2019. During Q1 2020, mining at Wassa focused on lower grade areas in Panel 2. The higher mining rates help to demonstrate the future potential of the mine to increase production rates and allow for the inclusion of lower grade areas in the mine plan. The continued investment in development and definition drilling at the underground operation through 2020 is expected to create flexibility and consistency in the mining operations.

Wassa Main Pit/Stockpiles
Low grade stockpiles from the historical Wassa Main Pit were blended with the Wassa Underground ore during the first quarter of 2020. This amounted to 19,352 tonnes at an average grade of 0.64 g/t and yielded 453 ounces of gold, compared to 806 ounces in the same period in 2019. Given the current gold price environment, the Wassa management team has identified the opportunity to process low grade stockpiles. At the end of Q1 2020 there were an estimated 460,000 tonnes of low grade stockpiles available at an average grade of 0.64g/t. The processing of these stockpiles will continue for the remainder of the year unless the gold price environment changes.

Costs
Cost of sales per ounce increased by 18% to $852, cash operating cost per ounce increased by 15% to $632 and AISC per ounce increased by 24% to $941 for Q1 2020 in comparison to the same period in 2019 - this was predominantly due to a decrease in gold sold as a result of the lower average feed grade as well as deferral of the last shipment of the quarter which resulted in a lower comparable sales base. The increased corporate general and administrative costs allocated to sites on a sold ounce basis has also impacted on Wassa's AISC. The AISC reduces to $915/oz when calculated on a production basis, rather than a sales basis.

Projects update
In order to equip the mine for its future as a long life, low cost operation a number of projects are being progressed in 2020. These projects included the following initiatives:

  Electrical upgrade - This is a more significant infrastructure project which is intended to support the mine plan for the next five years. The civils related work for the installation of the electrical substation is currently ongoing and is expected to be completed in conjunction with the completion of the paste fill project. Work to upgrade the underground electrical infrastructure is progressing alongside the substation project.
  Paste fill plant project - The paste fill plant project at Wassa continued to progress in Q1 2020 and it is currently at 69% completion with long lead items ordered and early works contracts now awarded. Construction of the paste fill plant is expected to be completed in Q3 2020 with commissioning in Q4 2020. This project will provide additional flexibility in the mine plan and assist with our intention to increase mining rates in order to further improve the scale and margins at the operation.

In the 2019 results press release we commented that there was risk of delay to components and equipment relating to the paste fill plant being shipped from China. That equipment is now in transit and is not currently expected to impact the critical path for construction.

Capital expenditures
Capital expenditures for Q1 2020 was $9.6m compared to $11.1m during the same period in 2019 as the Wassa management team continued to focus efforts on critical development spend in order to support the long term development of the underground operation. Key capital spending included:

  $4.6m on the paste fill plant project which is earmarked for commissioning during Q4 2020
  $4.0m on capitalized underground development activities
  $0.4m on mobile equipment
  $0.2m on the electrical upgrade project

Prestea Operational Overview
Gold production from Prestea was 9.6koz in Q1 2020, compared with 10.4koz produced during the same period in 2019.  Although plant throughput of 132,301 tonnes is comparable to Q1 2019, the proportion of ore processed from Prestea Open pits in Q1 2020 (76%) was 7% higher than in Q1 2019. As the grade of the ore from the open pit is significantly lower than ore from the Prestea underground mine ("Prestea Underground"), a lower blended feed grade of 2.63g/t was delivered to the plant which impacted overall recoveries as reflected in the lower recovery rate of 86%.

Prestea Open Pits
The Prestea open pits produced 4.0koz in Q1 2020, compared to 3.0koz in the same period in 2019. Production from the open pits increased as a result of a 15% increase in the feed grade to 1.52g/t and a 5% increase in ore tonnes processed. Open pit mining continued throughout Q1 2020 and is currently expected to be completed during Q2 2020 following the completion of mining of the remaining oxide material. Open pit mining comprises a number of small satellite deposits on the Prestea/Bogoso land package which are continuously explored for shorter term opportunities to supplement underground mining activities.

Prestea Underground
Prestea Underground produced 5.7koz in Q1 2020 compared to 7.3koz in the same period in 2019. This is due to a 17% decrease in ore tonnes processed to 32,196 tonnes and a 3% reduction in the feed grade to 6.09 g/t.  Stoping activities during the quarter continued to be focused on the Alimak mining areas on 24 Level. Short term constraints in ore availability and dilution resulted in lower tonnes and grade mined.

Mining continues in the southern stopes on 24 Level, namely S13, S14 and S15 in conjunction with the development of S16, S19 and N1 (the first northern stope). As highlighted in the Q4 2019 and Full Year 2019 results, some of the higher grade ore locked up in S13 was expected to be released when mining progressed through S14 in Q1 2020. As this was only partially realized, the ore was predominantly sourced from S14, and S15 started to contribute ore towards the end of the quarter. Development of 17 Level continued in Q1 2020 ahead of the first LHOS ore being planned for later in the year.

Costs
Cost of sales per ounce increased 10% to $2,054, cash operating cost per ounce increased 21% to $1,778 and the AISC increased 21% to $2,248/oz for the first quarter of 2020 compared with the same period in 2019. This is attributable to the lower gold sales as a consequence of lower underground production and the deferral of the last gold shipment of the quarter (528 ounces). Furthermore, increased sustaining capital costs and corporate general and administrative costs allocated to sites on a sold ounce basis have negatively impacted on the Prestea AISC. The AISC reduces to $2,210/oz when it is calculated on a production, rather than a sales basis.

Capital expenditures
Capital expenditures for Q1 2020 was $2.6m compared to $2.1m during the same period in 2019.  Spending during Q1 2020 focused on lateral and decline development at Prestea Underground ($1.2m) and drilling and mining equipment ($0.7m) relating to the introduction of LHOS on 17 Level.

Prestea Optimization Project
Following the completion of CSA Global's independent review and phase 2 design, the implementation of a revised mining plan continues to progress at the Prestea Underground. Extraction of material from the 17 Level to the 21 Level has been redesigned for LHOS and development has commenced with the new design using conventional equipment. Orders have been placed to mechanize the LHOS zones which include a development jumbo, long hole drill, an additional loader (scoop) and a small truck to haul material back to 17 Level. The jumbo was scheduled for delivery during H1 2020, following which the Company expected to see significant improvement in development productivity. While the delivery of the jumbo is still expected in H1 2020, the COVID-19 pandemic has had an adverse impact on the scheduling of certain drilling and mining equipment which may cause a delay to 17 Level stoping activities. The first stope was planned to come to production in Q3 2020, however, equipment and labour hiring delays caused by the COVID-19 pandemic may move this to Q4 2020.

The Alimak production is currently focused on 24 Level. The stopes have been redesigned to reduce the overall hanging wall span as recommended by CSA Global, and investment in ventilation infrastructure will now allow for production from both the southern and northern stopes. The optimization initiatives aim to reduce dilution and improve the stope cycle time. This is achieved by reducing the height of the stopes where possible to improve travel times and stope turnover rates. Where the height cannot be reduced due to lack of access, the strike length of the stopes has been reduced to improve stability. A slightly narrower Alimak platform is being trialled in S16 and S19 to reduce overall dilution levels.

At this point in time, the Company is investing in the development of the optimized southern stopes in parallel with establishing the northern stopes on 24 Level. These new stopes are expected to come to production from Q3 2020, beyond which point it is hoped that the improved mining flexibility and lower dilution should start to transition the operation towards cash flow breakeven by the year end.

EXPLORATION

In response to the COVID-19 pandemic, the Company proactively scaled back field exploration activities in March 2020 and reduced contract staff by the end of April 2020.  As a consequence, the exploration spend in Q1 2020 was limited to $1.0m of which $0.7m was expensed and $0.3m was capitalized.

Wassa
During the first quarter of 2020, exploration activities focused on drill testing high-grade extensions of known footwall zones to the main mining area (B-Shoot).  Two holes were drilled from Wassa Underground - these intersected the interpreted projections of the mineralized structures demonstrating significant alteration and structure, however, they were generally only anomalous gold values of insufficient value to be economically viable.  The drill results are currently undergoing review and the exploration team will be assessing whether further drilling is warranted in the footwall zones later in the year.

Exploration activities for the remainder of H1 2020 will concentrate on the compilation of the existing data sets to delineate further targets to be tested in H2 2020 and beyond.

HBB (including Father Brown)
Prior to the suspension of exploration activities in March 2020, the field work involved validation of prospects budgeted for follow-up programs later this year.  Five targets were visited to conduct reconnaissance prospecting and mapping, with a full set of results expected to be received in early Q2 2020.  These targets were ranked as the top five prospects to test further this year, with infill soil sampling and air core drilling.  The field exploration programs are planned to resume once the Company removes travel restrictions and isolation protocols resulting from the COVID-19 pandemic.

In 2020, the greenfield and brownfield exploration programs are expected to focus on near mine targets in and around Wassa and Prestea, as well as on regional exploration targets within the Wassa-HBB Corridor. A total of $6.2m ($3.5m budget for capitalized exploration and $2.7m for expensed exploration) has been allocated for exploration programs across the project portfolio.

FINANCIAL PERFORMANCE SUMMARY

Please see the separate financial statements and MD&A for the detailed discussion on the Q1 2020 financial results.

Consolidated Financial Performance

Gold revenue was $67.4m in Q1 2020, in line with the $67.3m achieved in the same period in 2019. Relative to Q1 2019, Q1 2020 benefited from an 18% increase in the average realized gold price to $1,477/oz, offset by a 15% decrease in gold sold to 45.6koz.  Average realized gold price for spot sales was $1,555/oz (Q1 2019 - $1,304/oz) whereas average realized gold price per ounce for the stream arrangement was $806/oz (Q1 2019 - $874/oz).  Gold sold was impacted by the lower production base and the impact of the deferred shipment following the change in the shipment scheduling caused by the COVID-19 pandemic.

Cost of sales (excluding depreciation and amortization) totaled $42.9m in Q1 2020 compared to $43.8m in Q1 2019.  Mine operating expenses of $42.5m were $2.5m higher compared to Q1 2019 primarily due to (i) increased mining and processing volumes which translated into higher variable costs incurred and (ii) inflationary pressures that impacted labour and overhead costs. This was offset by the increase in inventory of $3.3m (Q1 2019 - increase of $0.8m) primarily due to the unsold gold on hand at the end of Q1 2020.

Corporate general and administrative expense totaled $5.7m in the first quarter of 2020, compared to $3.2m in the same period in 2019. The increase in corporate general and administrative expense for the first quarter of 2020 reflects the $0.9m non-recurring cost incurred as part of the relocation of the corporate office from Toronto to London. Non-recurring costs included (i) duplicated staff costs and office-related expenditure, (ii) consulting fees specific to the transition and specific relocation, and (iii) recruitment expenses incurred associated with new London based employees.  Severance costs related to the finalization of the Toronto restructuring have been classified as part of Other expenses.  The relocation of the corporate office from Toronto to London was completed in April 2020.

Hedging
The Company originally established the hedging program to provide gold price protection for the forecast production from the Prestea mine over a 12 month period commencing in August 2019. In February 2020 the hedging program was extended to cover the production from Prestea through to the end of 2020. The Company entered into zero cost collars on an additional 12,600 ounces with a floor price of $1,500/oz and a ceiling price of $1,992/oz. These positions mature at a rate of 4.2koz per month from October to December 2020.

As of the end of Q1 2020 the Company has gold price protection in place for 37.6koz at an average floor price of $1,434/oz and an average ceiling price of $1,831/oz.

Table 3 - Adjusted EBITDA and Earnings per share

		Q1 2020	Q1 2019	Q4 2019

EBITDA	$m	18.5	15.0	(54.6)

Adjustments
Loss/(gain) on fair value of financial instruments	$m	(4.1)	3.9	3.0
Other (income)/expense	$m	2.7	(0.3)	11.0
Impairment charges	$m	-	-	56.8
Total Adjustments	$m	(1.4)	3.6	70.8
Adjusted EBITDA	$m	17.1	18.6	16.2
Adjusted net income/(loss)	$m	(1.0)	2.0	2.2
Attributable to non-controlling interests	$m	(0.2)	-	(5.8)
Adjusted net income/(loss) attributable to shareholders	$m	(1.2)	2.0	(3.6)

Weighted average number of shares	m	109.6	108.8	109.4
Adjusted net income/(loss) attributable to shareholders per share	$/share	(0.01)	0.02	(0.03)

Restatement of adjusted net (loss)/income attributable to shares

Effective January 1, 2020, the share-based compensation expense and income tax expense will be included in the determination of Adjusted net income/(loss) attributable to Golden Star shareholders and Adjusted net income/(loss) attributable to Golden Star shareholders - basic for its per share.  The tax effect of any change in estimates of rehabilitation assets will now be excluded. The Adjusted net income/(loss) attributable to Golden Star shareholders for the three months ended March 31, 2019 was restated from $9.3m to $2.0m to reflect this change.  As a result, Adjusted net income/(loss) attributable to Golden Star shareholders - basic for the three months ended March 31, 2019 was also restated from $0.09 per share to $0.02 per share.

Items classified within the other (income)/expense line for the three months ended March 31, 2020 include changes in the rehabilitation provision of discontinued Prestea refractory operations of $2.1m, corporate relocation costs of $0.4m and a $0.2m contribution to the Ghana Chamber of Mines as part of the overall contribution by the Ghana Chamber of Mines to the Government of Ghana for its relief efforts against the COVID-19 pandemic.

Net income attributable to Golden Star shareholders for Q1 2020 totaled $0.8m or $0.01 income per share (basic), compared to a net loss of $1.9m or $0.02 loss per share (basic) in the same period in 2019.  This was due to a $1m increase in operating margin as a result of the impact of the higher gold price environment during Q1 2020, offset by lower ounces sold and increased operating cost base and a non-cash gain on the fair value of financial instruments of $4.1m in Q1 2020 compared to a non-cash loss of $3.9m in Q1 2019.  These were in part offset by a $2.5m increase in corporate general and administrative expenses, a $3.0m increase in other expense driven by a non-cash change in rehabilitation estimates of the previous refractory operations of Prestea and a $1.0m increase in income tax expense on Wassa profits.

Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $1.2m in Q1 2020, compared to the adjusted net income attributable to Golden Star shareholders of $2.0m for the same period in 2019. Adjusted net loss attributable to Golden Star shareholders reflects adjustments for non-recurring and abnormal items which are mostly non-cash in nature. The decrease during the first quarter of 2020 compared to the same period in 2019 was primarily due to higher corporate administrative expenses.

Net Cash Flow and Financial position
The table below summarizes the uses of cash in Q1 2020 and the resulting impact on the financial position of the Company:

Table 4 - Cash Flow and Net Debt Position:

		Q1 2020	Q1 2019	Q4 2019
Net cash from (used in), as per cash flow statement
Operating activities (inc. working capital)	$m	3.5	(0.6)	13.1
Investing activities	$m	(15.1)	(11.3)	(25.1)
Financing activities	$m	0.1	(2.8)	8.6
Increase/(Decrease) in cash	$m	(11.5)	(14.6)	(3.4)

Cash position at start of period	$m	53.4	96.5	56.8
Cash position at period end	$m	41.9	81.9	53.4

Summary of debt facilities
Macquarie credit facility	$m	57.7	-	57.4
Convertible Debentures	$m	47.6	45.2	47.0
Finance leases	$m	2.0	1.8	2.4
Ecobank facilities	$m	-	35.3	-
Vendor agreements	$m	-	17.0	-
Gross Debt Position	$m	107.3	99.3	106.8
Net Debt Position	$m	65.4	17.4	53.4

The Company had $41.9m of cash and cash equivalents and $107.3m of debt, for net debt of $65.4m as at March 31, 2020. The cash position reduced by $11.5m in the quarter, largely due to the $9.8m of cash outflow to working capital which includes the $3.4m operating cost impact of the delayed final gold shipment of the quarter. Pro-forma2 cash and cash equivalents including unsold gold ounces as at March 31, 2020 amounts to $48.1m, when adjusting for the delayed gold sale on a revenue basis.

Investing activities
Capital expenditure in Q1 2020 was $12.5m, in line with the $13.1m in the same period in 2019. There was an additional $2.6m of cash outflow to accounts payable on capital items relating to Q4 2019, to bring the total investing activities in the quarter to $15.1m. In Q1 2020 77% of total capital expenditure was at Wassa with $9.6m being invested in the following projects which support the long term development of the operation:

  $4.6m on the paste-fill plant
  $4.0m on Wassa Underground capitalized development
  $0.4m on mobile equipment

Capital expenditures at Prestea during Q1 2020 was $2.6m, the majority of which ($2.2m) was invested in sustaining capital related to Prestea Underground, and $0.3m on other equipment and capital expenditure. Other capital spend included $0.3m which was incurred at a corporate level, in relation to the new London corporate office.

The full year 2020 capital expenditure guidance remains at $55-60m. The 2020 budget is at elevated levels in order to fund the introduction of a new mining level and method at Prestea, the Wassa paste plant construction and accelerated maintenance and development at both mines. The Q1 2020 capital expenditure was slightly below the budgeted levels as non-critical spend was delayed as a result of the cash preservation initiatives being implemented in response to the COVID-19 pandemic. The run rate for the remainder of the year is expected to increase as activity on underground development and the major projects increases.

Notes
1.	See "Non-GAAP Financial Measures".
2.	Pro forma cash and cash equivalents were calculated to include 89% of the shipment ounces unsold as at March 31, 2020 using the London Metal Exchange AM fix on March 31, 2020 which amounted to $1,604/oz.
3.	All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines. Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer) of US$790-US$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information
Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: gold production, cash operating costs, and AISC estimates and guidance for 2020 on a consolidated and per mine basis; the Company's achievement of 2020 consolidated guidance; the sources of gold production at Wassa Underground and Prestea Underground during 2020; the expected range of consolidated gold production for 2020; the expected allocation of the Company's capital expenditures; the ability to expand the Company and its production profile through the exploration and development of its existing mines; the intended expansion of production and reduction of costs; the ability of the Company to optimize its Prestea mining operations and the timing thereof; the anticipated significant improvement in development productivity as a result of the optimization of the Prestea operations; the ability to improve cash generation; expected grade and mining rates for 2020; the introduction of LHOS at Prestea and the timing thereof; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the timing for completion of mining from the Prestea open pits during 2020; the ability to continue to ship gold across borders and to refine doré at the South African refinery; the mining rate and grade from Wassa Underground; the processing of low grade stockpiles at Wassa for the remainder of the year; installation of the electrical substation and upgrade of the underground electrical infrastructure, and the timing thereof; completion of the paste fill plant project and timing thereof, and expected resulting flexibility in the Wassa mine plan and increased mining rates; the ability to improve the scale of operations and margin at Wassa; implementation of the brownfield and greenfield exploration programs at Wassa and Prestea and the timing thereof; the anticipated exploration activities for the remainder of of H1 2020; the anticipated effectiveness of the Hedging Program over the next 12 months; the intended reduction of costs for the next twelve months; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the securing of adequate supply chains for key consumables and medical supplies; the effectiveness of corrective actions on preventing fatalities at Prestea; the Company having sufficient cash available to support its operations and mandatory expenditures for the next twelve months; the Company continuing as a going concern including the ability of the Company to realize its assets and discharge its liabilities in the normal course of business; the potential impact of the COVID-19 pandemic on the Company's operations and the ability to mitigate such impact; and the availability of mineral reserves in 2020 and 2021 based on the accuracy of the Company's updated mineral reserve and resource models. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019, the three months ended March 31, 2020 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this Press Release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance charges), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses and severance charges) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, severance charges, loss/(gain) on change in asset retirement obligations, deferred income tax expense, non-cash cumulative adjustment to revenue and finance costs related to the Streaming Agreement, and impairment. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income/(loss) as the amount is non-recurring, the amount is non-cash in nature and management does not include the amount when reviewing and assessing the performance of the operations. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 and the three months ended March 31, 2020, which are available at www.sedar.com.

Technical Information

The mineral reserve and mineral resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). .. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Mineral reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the mineral reserves

The mineral resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The 2019 and 2018 estimates of mineral resources were prepared under the supervision of Mr. Wasel. The mineral reserve technical contents of this press release, have been reviewed and approved by and were prepared under the supervision of Matt Varvari, Vice President, Technical Services for the Company. Mr. Varvari is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective December 31, 2018; (ii) Bogoso/Prestea - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "measured mineral resources" and "indicated mineral resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

This press release uses the term "inferred mineral resources". The Company advises US investors that while this term is recognized and required by NI 43-101, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. US investors are cautioned not to assume that any part or all of the inferred mineral resource exists, or is economically or legally mineable.

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SOURCE Golden Star Resources Ltd.

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For further information: For further information, please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:30e 06-MAY-20